United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2009 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 28, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 28, 2009	www.gruma.com

THIRD-QUARTER 2009 RESULTS

HIGHLIGHTS

  Sales volume increased 1% due mainly to higher sales volume in GIMSA and, to a lesser extent, Molinera de Mexico.

  Net sales increased 12%, driven mainly by the effect of the devaluation of the Mexican peso in Gruma Corporation, and, to a lesser extent, by price increases in GIMSA.

  EBITDA increased 42%, and EBITDA margin improved to 9.4% from 7.4%. Better margins in Gruma Corporation drove the consolidated increase in EBITDA.

  Debt increased 19% to US$919 million in September 2009.

Consolidated Financial Highlights
 (Ps millions)

	3Q09	3Q08	VAR (%)
Volume (thousand metric tons)	1,085	1,079	1
Net sales	12,566	11,244	12
Operating income	790	520	52
Operating margin	6.3%	4.6%	170 bp
EBITDA	1,186	835	42
EBITDA margin	9.4%	7.4%	200 bp
Majority net income	45	(1,765)	N/A
ROE (LTM)	(9)%	1%	N/A

Debt
 (US$ millions)

Sep '09	Sep '08	Var	Jun '09	Var
919	772	19%	915	-

RESULTS OF OPERATIONS
3Q09 vs. 3Q08

Sales volume increased 1%, to 1,085 thousand metric tons, due to higher sales volume in GIMSA and, to a lesser extent, Molinera de  Mexico.

Net sales increased 12%, to Ps.12,566 million, driven mainly by the effect of the devaluation of the Mexican peso in Gruma Corporation, and, to a lesser extent, by higher sales in GIMSA. Sales from non-Mexican operations constituted 73% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales improved to 66.2% from 69.9% driven by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales rose 6%, to Ps.8,319 million, due to the effect of the devaluation of the Mexican peso in Gruma Corporation and higher corn costs and higher sales volume in GIMSA.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales, increased to 27.5% from 25.5%, driven mainly by Gruma Venezuela and GIMSA. In absolute terms, SG&A rose 21%, to Ps.3,457 million, due primarily to the effect of the devaluation of the Mexican peso in Gruma Corporation and higher expenses in Gruma Venezuela and GIMSA.

Operating income increased 52%, to Ps.790 million, and operating margin improved to 6.3% from 4.6%; both results were driven by Gruma Corporation.

Other expense, net, was Ps.25 million, Ps.14 million, higher than in the same period of 2008.

Comprehensive financing cost, net, was Ps.646 million versus Ps.2,897 million in 3Q08. The reduction resulted mainly from the losses on currency derivative instruments in 3Q08.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.128 million, 28% lower than in 3Q08.

Taxes  amounted to Ps.135 million, compared with an income of Ps.549 million, due to positive deferred taxes in connection with the losses on currency derivative instruments in 3Q08.

GRUMA's total net income was Ps.112 million versus a net loss of Ps.1,663 million in 3Q08; the difference came mainly from the losses on currency derivative instruments in 3Q08.  GRUMA's majority net income was Ps.45 million, compared with a majority net loss of Ps.1,765 million in the same period of 2008.

FINANCIAL POSITION
September 2009 vs. June 2009

Balance-Sheet Highlights	Total assets were Ps.44,870 million, an increase of 3%, driven by higher other accounts receivable and inventories in GIMSA; higher inventories in Gruma Corporation; and higher property, plant and equipment.

Total liabilities were Ps.33,901 million, 2% higher than at the end of 2Q09, driven mainly by other accounts payable.

Stockholders' equity totaled Ps.10,969 million, 5% higher than at the end of 2Q09.
Debt Profile	GRUMA's debt amounted to US$919 million, of which approximately 65% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2009	2010	2011	2012	2013	2014...	Total
7.75% Perpetual Bonds						300.0	300.0
MXN Pesos Facility				6.2	124.8	118.6	249.6
Syndicated Loan		197.0					197.0
Gruma Corp.'s Revolving Facility			60.0				60.0
Other	39.5	20.6	12.5	15.1	16.7	7.8	112.2
TOTAL	39.5	217.6	72.5	21.3	141.5	426.4	918.8

DEBT REFINANCING

On October 21, 2009, GRUMA completed the previously announced refinancing of the majority of the company's outstanding debt, including (1) the conversion of the US$738.3 million that it owed to several financial institutions under its terminated foreign-exchange derivative instruments into medium- and long-term loans, (2) the refinancing of its US$197 million debt obligations under its 5-year syndicated credit facility with BBVA, as agent, and (3) the refinancing of its Ps. 3,367 million peso-denominated credit facility with Bancomext.

Pro Forma Debt Amortization

On a pro-forma basis, considering the aforementioned debt refinancing, approximately 76% of GRUMA'S consolidated debt was dollar denominated, and the schedule of debt amortizations is as follows:

Schedule of Debt Amortizations

Pro forma as of September 2009
(US$ millions)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Major Derivatives		25	50	75	100	100	150	150	18.3				668.3
Minor Derivatives		12.1	29.2	17.0									58.3
BNP Derivatives	0.7	7.8	3.3										11.8
Bancomext Facility				6.4	31.2	43.7	25.0	25.0	31.2	50.0	37.4		250.8
Syndicated Loan		39.0	39.0	39.0	39.0	39.0							195.0
7.75% Perpetual Bond												300	300.0
Gruma Corp.'s Revolving Facility			62										62.0
Other	31.4	17.8	12.9	16.6	15.1	6.3							100.1
TOTAL	32.1	101.7	196.4	154.0	185.3	189.0	175.0	175.0	49.5	50.0	37.4	300	1,646.3

Interest Rate on Debt Refinancing

	Amount	Currency	Interest rate	Collateral
Major Derivatives	$668.3	USD	LIBOR + 2.875% until July 20, 2012 Two annual step-ups of 50 bp on year 4 and 5 Three annual step-ups of 100 bp on year 6,7, and 8	YES
Minor Derivatives	$58.3	USD	LIBOR + 2.875%	NO
BNP Derivatives	$11.8	USD	LIBOR + 2.0%	NO
Bancomext Facility	$3,367	MXN	91 day TIIE + 6.21%	NO
Syndicated Loan	$197.0	60% USD 40% MXN	LIBOR or TIIE + 2.875% until 3rd anniversary LIBOR or TIIE + 3.375% the 4th year LIBOR or TIIE + 3.875% the 5th year	YES

Collateral Package

The Company has granted equal and ratable security interest on its shares in Grupo Industrial Maseca, S.A.B. de C.V. (the ''GIMSA Shares''), Gruma Corporation (the ''Gruma Corp. Shares''), and Molinera de Mexico, S.A. de C.V. (the ''Molinera Shares'') (together, the ''Collateral Package''). To effect this security interest, the GIMSA Shares and the Molinera Shares were transferred to a guaranty trust in Mexico, and the Gruma Corp. Shares were pledged to the secured parties' collateral agent in the United States.

The credit agreements include financial covenants, certain obligations, and other general restrictions similar to transactions of this nature

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$20 million during 3Q09. Major investments were applied to upgrades in GIMSA and Gruma Corporation and to the construction of a wheat mill in Venezuela.

SUBSIDIARY RESULTS OF OPERATIONS
3Q09 vs. 3Q08

Gruma Corporation (1

Sales volume decreased 3% due to (1) lower tortilla sales volume in connection with a product-count reduction in some of our tortilla SKUs for the retail segment and lower sales in foodservice driven by a decline in the industry, and (2) lower corn flour sales volume in the United States as the company announced a price reduction effective beginning of 4Q09 to reflect lower corn prices.

Net sales declined 1%, to Ps.5,959 million, due to the aforementioned sales volume decrease, which was partially offset by higher prices resulting from (1) price increases in corn flour during 4Q08, and (2) the product-count reduction in some of our tortilla SKUs during 1Q09.

Cost of sales as a percentage of net sales improved to 58.2% from 63.2% due to the aforementioned higher prices in the corn flour business and the product-count reduction in some of the tortilla SKUs. The improvement was also driven by (1) lower raw-material cost, especially because of lower wheat prices and an optimization in the mix of wheat types and oils, and (2) lower fixed costs stemming from the closing of three tortilla plants to optimize production and distribution capacities. In absolute terms, cost of sales decreased 9% due to the decline in sales volume and the aforementioned cost reductions.

SG&A as a percentage of net sales improved to 33.7% from 35.3% and in absolute terms decreased 5% due to lower transportation expenses resulting from lower cost of fuel and optimization programs, and on-going initiatives to reduce administrative expenses.

Operating income as a percentage of net sales improved to 8.1% from 1.5%. In absolute terms, operating income increased 424%, to Ps.483 million.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.49/dollar as of September 30, 2009. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume increased 4% to 477 thousand metric tons during 3Q09. This increase was a result of initiatives designed to expand coverage, the continued opening of in-store tortillerias in supermarkets, increased sales to supermarkets in connection with competitive tortilla prices at these customers' in-store tortillerias, as well as the build-up of inventories in anticipation to price increases effective October oriented to certain customers.

Net sales increased 13% to Ps.2,615 million due mainly to price increases, implemented primarily during 1Q09 as well as in September 2009, and, to a lesser extent, higher sales volume.

Cost of sales as a percentage of net sales remained flat at 71.2%. In absolute terms, cost of sales increased 13% to Ps.1,862 million due to higher cost of corn and higher sales volume.

SG&A as a percentage of net sales increased to 17.4% from 16.7% and, in absolute terms, increased 18% mainly from higher selling expenses resulting from (1) the promotion and advertising related to the 2010 FIFA World Cup; (2) commercial initiatives designed to increase coverage and promote conversion to the corn flour method; and (3) higher freight expenses in connection with increased sales, higher freight tariffs, and better service to customers.

Operating income as a percentage of net sales decreased to 11.4% from 12.1% due to the aforementioned higher SG&A. In absolute terms, operating income increased 6% to Ps.298 million due primarily to higher net sales.

For additional information, please see GIMSA ''Third-Quarter 2009 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 11% due to lower sales of (1) corn flour to government channels and increased competition from the market leader and, to a lesser extent, (2) lower wheat flour sales in connection with delays of wheat imports during September at the shipping companies, which affected the entire industry.

Net sales decreased 4% due primarily to lower sales volume, which was partially offset by the effects from the restatement of results.

Cost of sales as a percentage of net sales improved to 72.0% from 76.5% due to the decline in wheat international prices. In absolute terms, cost of sales decreased 9% as a result of the aforementioned lower wheat costs.
SG&A as a percentage of net sales increased to 22.5% from 17.0% and, in absolute terms, rose 28% due mainly to higher freight tariffs and salary increases as well as the effect from the restatement of results.

Operating income decreased 19% to Ps.128 million. Operating margin declined to 5.5% from 6.5% in 3Q08.

Molinera de Mexico

Sales volume rose 6% due to more competitive pricing, increased coverage, and expansion of supermarkets.

Net sales decreased 2% to Ps.853 million due to lower prices in connection with lower cost of wheat, which was partially offset by the increase in sales volume.

Cost of sales as a percentage of net sales remained mainly flat at 83.5%. In absolute terms, cost of sales declined 2% in connection with lower cost of wheat.

SG&A as a percentage of net sales increased to 15.6% from 14.1% due to higher freight expenses in connection with higher volumes and to lower absorption of fixed expenses because wheat flour prices declined. In absolute terms, SG&A increased 8% due to the aforementioned higher freight expenses.

Operating income was Ps.8 million versus Ps.22 million in 3Q08. Operating margin decreased to 0.9% from 2.6%.

Gruma Centroamerica

Sales volume increased 1% as a result of higher corn flour sales volume in Nicaragua in connection with increased corn flour consumption due to a corn shortage in the region.

Net sales decreased 11% to Ps.737 million due to effects arising from the restatement of results.

Cost of sales as a percentage of net sales increased to 72.6% from 71.3% due to higher fixed costs coming from a new corn flour unit. In absolute terms, cost of sales decreased 9% due mainly to the restatement of results.

SG&A as a percentage of net sales increased to 32.1% from 21.3% due to lower absorption in connection with lower net sales as well as higher promotion and advertising expenses coming from  a new advertising campaign. In absolute terms, SG&A increased 35% due to the aforementioned higher expenses.

Operating loss was Ps.35 million, versus operating income of Ps.61 million in 3Q08. Operating margin was negative 4.8% versus positive 7.3% in 3Q08.

Other and Eliminations	Operating loss was Ps.92 million compared with a 3Q08 operating loss of Ps.94 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.49/dollar as of September 30, 2009. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q09**	3Q08	VAR (%)	2Q09	VAR (%)	**2009**	2008	VAR (%)
NET SALES	**12,566**	11,244	12	12,417	1	**37,943**	32,008	19
GROSS PROFIT	**4,247**	3,385	25	4,394	(3)	**13,084**	10,213	28
GROSS MARGIN (%)	**33.8%**	30.1%		35.4%		**34.5%**	31.9%	
OPERATING INCOME	**790**	520	52	1,045	(24)	**2,868**	1,956	47
OPERATING MARGIN (%)	**6.3%**	4.6%		8.4%		**7.6%**	6.1%	
OTHER EXPENSE (INCOME), NET	**25**	11		26		**114**	54	
COMPREHENSIVE FINANCING COST (INCOME), NET	**646**	2,897		(747)		**1,000**	3,280	
INTEREST EXPENSE	**498**	146		309		**1,110**	466	
INTEREST INCOME	**90**	2,813		(386)		**538**	3,097	
FOREIGN EXCHANGE LOSS (GAIN)	**110**	79		(635)		**(467)**	71	
MONETARY POSITION (GAIN) LOSS	**(52)**	(140)		(35)		**(181)**	(354)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(128)**	(177)		(116)		**(386)**	(500)	
TAXES	**135**	(549)		397		**879**	(161)	
NET INCOME	**112**	(1,663)	107	1,485	(92)	**1,261**	(717)	276
MAJORITY NET INCOME	**45**	(1,765)	103	1,330	(97)	**885**	(1,168)	176
EARNINGS PER SHARE[1]	**0.08**	(3.13)	103	2.36	(97)	**1.57**	(2.07)	176
EARNINGS PER ADR (US$)[2]	**0.02**	(0.93)	103	0.70	(97)	**0.47**	(0.61)	176
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**395**	315		396		**1,183**	918	
EBITDA[3]	**1,186**	835	42	1,441	(18)	**4,051**	2,873	41
CAPITAL EXPENDITURES (MILLIONS US$)	**20**	44		16		**50**	157	

BALANCE SHEET SUMMARY	**Sep-09**	Sep-08	VAR (%)	Jun-09	VAR (%)
CASH AND CASH EQUIVALENTS	**1,826**	896	104	1,724	6
TRADE ACCOUNTS RECEIVABLE	**4,175**	4,733	(12)	4,184	(0)
OTHER ACCOUNTS RECEIVABLE	**3,055**	2,934	4	2,547	20
INVENTORIES	**7,506**	7,881	(5)	7,058	6
CURRENT ASSETS	**17,138**	16,883	2	16,483	4
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,367**	17,669	15	20,021	2
TOTAL ASSETS	**44,870**	41,208	9	43,556	3
SHORT-TERM DEBT	**3,437**	1,597	115	538	539
CURRENT LIABILITIES	**21,396**	11,813	81	17,703	21
LONG-TERM DEBT	**8,958**	7,126	26	11,511	(22)
TOTAL LIABILITIES	**33,901**	21,296	59	33,123	2
MAJORITY STOCKHOLDERS' EQUITY	**6,920**	16,060	(57)	6,491	7
STOCKHOLDERS' EQUITY	**10,969**	19,912	(45)	10,433	5
CURRENT ASSETS/CURRENT LIABILITIES	**0.80**	1.43		0.93	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**3.09**	1.07		3.17	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.53**	0.30		0.54	
BOOK VALUE PER SHARE[1]	**12.28**	28.49		11.52	

[1] On the basis of 563,650,709 shares as of September 30, 2009, 563,652,709 shares as of September 30, 2008, and 563,650,709 shares as of June 30, 2009.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 13.49 per dollar as of September 30, 2009.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.
Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section E herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicanas).

In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.
Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their estimated fair market value (mark-to-market). Regarding corn, wheat and natural gas futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, via the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or ash flows of the underlying are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.
There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.
The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel risks that exist as an ordinary part of the business. As of September, 30th, 2009, the open positions of these instruments were valued at their fair market value. The derivative financial instruments that were recorded for accounting purposes as hedges resulted in losses in the amount of $19,300 thousand pesos and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $58,534 thousand pesos, which was applied to the 2009 fiscal year results. As of September 30th, 2009, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Summary of Financial Derivative Instrument
to September 30th, 2009.
Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

As of September 30, 2009 Gruma had terminated all of its foreign exchange derivative instruments that it had entered into with several financial institutions.

Furthermore, on October 21, 2009 Gruma announced that it had completed the refinancing of the majority of the Company's outstanding debt, including the conversion of the U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans.

Summary of Financial Derivative Instrument
to September 30th, 2009.
Amounts in thousands of Pesos

Corn and Wheat Derivative Financial Instruments:

Operations terminated during the third quarter of 2009 on the corn and wheat derivative financial instruments represented a loss of $7,046 thousands of pesos.

II. Sensitivity Analysis

Corn and Wheat Derivative Financial Instruments:

Based on our position as of September 30th, 2009, a hypothetical change of a 10% low in the Bushel value will result in an additional unfavorable effect of $54,764 thousand pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of September 30th, 2009.

Sensitivity Analysis
Raw Materials (Corn and Wheat) Derivative Financial Instruments Position
as September 30 th, 2009
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos